Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Public Service Company of New Mexico:

We consent to the incorporation by reference in the registration statement No. 333-218059 on Form S-3 of Public Service Company of New Mexico of our report dated March 1, 2019, with respect to the consolidated balance sheets of Public Service Company of New Mexico and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2018, the related notes and Schedule II – Valuation and Qualifying Accounts (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Public Service Company of New Mexico.
/s/ KPMG LLP
Albuquerque, New Mexico
March 1, 2019